1434 Spruce Street, Suite 100 Boulder, CO 80302 Phone: 617-243-0060 Fax: 617-243-0066

September 10, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeffrey P. Riedler, Assistant Director

Re:	VG Life Sciences, Inc.
Registration Statement on Form 10
Filed June 20, 2014
File No. 000-26875

Dear Mr. Riedler:

I am securities counsel for VG Life Sciences, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated July 21, 2014. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

General

Comment 1: Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Response 1: The Company acknowledges the Staff’s comment.

Item 1. Business.

Overview

Comment 2: We note your statement that you have three drug research programs “in, at, or near” clinical stage. Please revise your disclosure to explain the actual clinical studies being conducted or that have been conducted for each of these three programs that you consider to be “in-clinical.” For the programs that are ‘near-clinical’ or ‘at-clinical’, indicate what additional work must be done prior to commencement of actual clinical trials.

Response 2: The Company has revised its disclosure to address the Staff’s comment.

Comment 3: Please revise the first paragraph and elsewhere throughout the filing to only identify the preclinical programs, indications or conditions for which you are currently actively engaged in preclinical research. If you believe that some of these programs or indications are potentially treatable with your TPT or MDT technologies but you are not actively engaged in research related to those indications or programs, you may say that you believe those conditions may be treatable using such technologies.

United States Securities and Exchange Commission

September 10, 2014

Response 3: The Company has revised its disclosure to address the Staff’s comment.

Comment 4: We note your statement that you have collaborated with a “multitude of scientists and clinicians” at universities throughout the country, including Stanford University, Harvard University, and the Scott & White Healthcare Center, where you test TPT in inflammatory disease applications. Please revise your disclosure to provide more precise numerical information, to describe when these collaborations occurred and to identify the inflammatory disease applications you are referencing.

Response 4: The Company has revised its disclosure to address the Staff’s comment.

Comment 5: Please define the term “peptides” in the last paragraph of this section in plain language so that it may be understood by a lay reader not acquainted with the relevant industry or scientific field.

Response 5: The Company has revised its disclosure to address the Staff’s comment.

History of Our Technology, page 4

Comment 6: In the first paragraph of this section, please disclose the “three other parties” with whom you entered into agreements related to the licensing of TPT.

Response 6: The Company has revised its disclosure to address the Staff’s comment.

Comment 7: We note your statement that your MDT program uses a variety of existing drugs and compounds to manipulate the target cells’ metabolic strategies. Please identify these existing drugs and compounds and briefly describe how MDT uses them to manipulate the target cells’ metabolic strategies. Also, please describe what you mean by the term “metabolic strategies.”

Response 7: The Company has revised its disclosure to address the Staff’s comment.

Comment 8: We note that there is an ongoing FDA Phase I Physician’s Investigational New Drug, or IND, clinical trial for drug-resistant carcinomas at the Cancer Treatment and Research Center in San Antonio, Texas. Please describe what you mean by a “FDA Phase I Physician’s Investigation New Drug, or IND, clinical trial” the first time you refer to it. Also, please disclose when the Physician’s IND was approved, the sponsor and the subject of the IND.

Response 8: The Company has revised its disclosure to address the Staff’s comment.

Comment 9: We note the second part of the last sentence in this section which states that you are nearing the IND stage for several other indications as well. Please remove this language and replace it with disclosure describing the referenced indications and when you expect to file INDs for the indications. If you do not have an anticipated date for when you plan to file INDs for these other indications, then please eliminate reference to filing INDs for the other indications as it is premature to make such a claim.

Response 9: The Company has revised its disclosure to address the Staff’s comment.

United States Securities and Exchange Commission

September 10, 2014

Our Vision, page 5

Comment 10: With regard to the grants and other outside funding provided to the lab of Dr. M. Karen Newell Rogers, please expand your disclosure to provide the sources and amounts of the grants and “other outside funding” and the percentage of funds used for the benefit of your licensed MDT and TPT technologies.

Response 10: The Company has revised its disclosure to address the Staff’s comment.

Targeted Peptide Technology, page 5

Comment 11: Please revise your disclosure to explain in plain English what you mean when you state that “TPT can work by displacing the ‘armor’ of CLIP from its place in an extracellular MHC-II receptor. Also, please revise your disclosure to provide the meaning and significance of the terms “MHC-II receptor.”

Response 11: The Company has revised its disclosure to address the Staff’s comment.

Product and Product Candidates, page 7

Comment 12: Please revise the title of this section to delete reference to any products as you do not currently have any commercialized products.

Response 12: The Company has revised its disclosure to address the Staff’s comment.

Comment 13: We note your disclosure in the first paragraph of this section which states that you have one pre-clinical candidate, a TPT-therapy for HIV/AIDS called VG1177 and one clinical-stage product candidate, an MDT therapy for treatment-refractory cancer starting with ovarian cancer. We also note your disclosure throughout other parts of your registration statement and specifically in the section entitled “Targeted Peptide Technology” on page 5 where you reference numerous product candidates. Please revise your disclosure throughout your registration statement to reconcile this apparent discrepancy.

Response 13: The Company has revised its disclosure to address the Staff’s comment.

TPT for HIV/AIDS & Other Potential Applications, page 7

Comment 14: We note your disclosure in the first paragraph of this section that VG1177 has a wide range of potential applications. Please expand your disclosure to clarify that currently, you are only studying VG117 for the treatment of HIV/AIDS.

Response 14: The Company has revised its disclosure to address the Staff’s comment.

MDT Compound for Drug Resistant Cancer called Hydroxychloroquine, page 8

Comment 15: Please expand your disclosure in this section to describe your Phase I Physician’s IND trial, including the number of patients enrolled in the trial, the dosages used, the primary and secondary endpoints of the trial and any serious adverse events observed thus far during the study.

Response 15: The Company has revised its disclosure to address the Staff’s comment.

United States Securities and Exchange Commission

September 10, 2014

Market Opportunnity

HIV/AIDS Therapies, page 9

Comment 16: Please expand your disclosure to describe the meaning and significance of a pre-IND the first time you refer to it.

Response 16: The Company has revised its disclosure to address the Staff’s comment.

Intellectual Property, page 10

Comment 17: We note your disclosure which states that as of March 31, 2014, you own or co-own two pending U.S. patent applications and three pending foreign patents and/or applications. Please revise your disclosure to remove any reference to you owning any foreign patents as the table provided on page 11 clearly shows that you only own patent applications.

Response 17: The Company has revised its disclosure to address the Staff’s comment.

Comment 18: Please expand your disclosure for all of your material patent applications to provide the expected expiration date of the patents.

Response 18: The Company has revised its disclosure to address the Staff’s comment.

Comment 19: Please expand your disclosure for all of your material patents and patent applications to provide the type of patent protection such as composition of matter, use or process, etc.

Response 19: The Company has revised its disclosure to address the Staff’s comment.

Clip License, page 11

Comment 20: You stated that the Clip license gives you rights to eighteen pending U.S. and foreign patent applications; however, the table on page 12 only provides information for fifteen pending patent applications. Please expand your disclosure to provide the information for the three missing patent applications, if material.

Response 20: The Company has revised its disclosure to address the Staff’s comment.

Comment 21: Please expand your disclosure regarding the license agreement with the University of Colorado to describe the termination provisions of the agreement.

Response 21: The Company has revised its disclosure to address the Staff’s comment.

United States Securities and Exchange Commission

September 10, 2014

Manufacturing and Supply, page 19

Comment 22: We note that you have sourced a manufacturer for TPT compounds and a manufacturer for VG1177. Please expand your disclosure to identify these manufacturers. If your relationships with the manufacturers are memorialized in agreements, please describe the material terms of the agreements, including the parties’ rights and obligations, any payment provisions, duration and termination provisions. Also, please file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response 22: The Company has revised its disclosure to address the Staff’s comment. The Company does not have written agreements with its manufacturers.

Key Consultants, page 21

Comment 23: Please describe what you mean by the acronym “VWAP” at its first use in this section.

Response 23: The Company has revised its disclosure to address the Staff’s comment.

Item 1A. Risk Factors

Comment 24: Please include an appropriately titled risk factor regarding your ability to continue as a going concern.

Response 24: The Company has revised its disclosure to address the Staff’s comment.

Risks Related to Our Business

We will need additional financing, but our access to capital funding is uncertain, page 23

Comment 25: Please expand your risk factor to disclose the current amount of your cash and cash equivalents and for how long you expect these proceeds to allow you to continue to conduct your operations.

Response 25: The Company has revised its disclosure to address the Staff’s comment.

Risks Related to Development and Regulatory Approval of VG1117, MDT and Our Other Product Candidates

Serious Adverse event or other safety risks could require us to abandon…, page 33

Comment 26: Please expand your risk factor disclosure to describe any serious adverse events which have occurred during your P-IND Phase I study of MDT.

Response 26: The Company has revised its disclosure to address the Staff’s comment.

We depend on various suppliers to supply VG1177, our MDT compounds…, page 35

Comment 27: Please identify the suppliers which you rely on to provide you with VG1177 and MDT compounds.

Response 27: The Company has revised its disclosure to address the Staff’s comment.

United States Securities and Exchange Commission

September 10, 2014

If we fail to maintain our existing or establish new collaborative relationships…, page 36

Comment 28: Please expand your risk factor disclosure to identify your existing collaborative relationships and the obligations you are required to fulfill under the agreements memorializing these relationships. Also, please separate this risk factor into two separate risk factors, one addressing the risks related to maintaining current collaborations and the other addressing the risk that you will not be able to enter into new collaborations in the future.

Response 28: The Company has revised its disclosure to address the Staff’s comment. The Company also added a consulting agreement as an exhibit that had not been previously included, which is now Exhibit 10.128.

Because of the uncertainty of pharmaceutical pricing, reimbursement…, page 37

Comment 29: Please expand your risk factor discussion to describe the legislative and regulatory proposals aimed at changing the healthcare system.

Response 29: The Company has revised its disclosure to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Current Studies

Physician’s IND Phase I Study, page 41

Comment 30: Please disclose from whom the Scott and White Foundation received a $1.5 million grant.

Response 30: Scott & White foundation has informed the Company that the grant was anonymous, so the Company does not know who the donor is. Therefore, the Company has made no change to our disclosure with respect to this comment.

Sources of Liquidity, page 49

Comment 31: Please disclose for how long your current cash and cash equivalents will allow you to continue your current operations.

Response 31: The Company has revised its disclosure to address the Staff’s comment.

Comment 32: For each of the note agreements discussed in this section, please expand your disclosure to provide the interest rate applicable to each of the agreements.

Response 32: The Company has revised its disclosure to address the Staff’s comment.

MedBridge Development Company, page 50

Comment 33: Please identify the related party which advanced $50,000 to you as part of the SCA with MedBridge Development Company.

Response 33: The Company has revised its disclosure to address the Staff’s comment.

United States Securities and Exchange Commission

September 10, 2014

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 52

Comment 34: Please expand your disclosure in the footnotes to the common stock beneficial ownership table on page 53 to disclose the natural person with voting or investment control over the shares owned by MedBridge Venture Fund, LLC and MedBridge Development Company, LLC.

Response 34: The Company has revised its disclosure to address the Staff’s comment.

Item 6. Executive Compensation

Executive Compensation

Narrative to Summary Compensation Table, page 60

Comment 35: Please expand your disclosure to describe the one year severance benefits that Mr. Keledjian will receive if you terminate him without cause.

Response 35: The Company has revised its disclosure to address the Staff’s comment.

Item 7. Certain Relationships and Related Transactions, Director Independence

MedBridge Development Company, LLC, page 62

Comment 36: Please disclose the number of shares of common stock issued to pay for the fees earned prior to March 31, 2014.

Response 36: The Company has revised its disclosure to address the Staff’s comment.

MedBridge Venture Fund, LLC, page 63

Comment 37: Please disclose the amount currently accrued under the convertible note with MVF.

Response 37: The Company has revised its disclosure to address the Staff’s comment.

Best Investments, Inc. and Best Investment Trust, page 63

Comment 38: We note that Best Investment was created to restructure and consolidate certain debts owed by the company to entities controlled by Mr. Keledjian for services provided by Mr. Keledjian. Please expand your disclosure to discuss the nature and cost of the services provided by Mr. Keledjian.

Response 38: The Company has revised its disclosure to address the Staff’s comment.

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Regards,

/s/ Amy M. Trombly, Esq.